Mail Room 4561

March 8, 2006

Keith A. Greaves
Chief Financial Officer, Treasurer and Secretary
O2 Secure Wireless, Inc.
3300 Holcomb Bridge Road, Suite 226
Norcross, GA 30092

> **Re:** **O2 Secure Wireless, Inc.**
> **Amendment No. 3 to Form SB-2**
> **Filed February 9, 2006**
> **File No. 333-123393**

Dear Mr. Greaves:

We have reviewed your amended registration statement and have the following comments. Please note that all references to page numbers below correspond to the marked version of your amendment provided by counsel.

Form SB-2/A

Front Cover

1.   Please refer to prior comment 1 of our letter dated December 29, 2005. We note you have revised your disclosure to state that the selling shareholders will sell their shares at $1.50 per share until your shares are quoted on the OTCBB or the Pink Sheets, and thereafter at prevailing market or privately negotiated prices. As we have previously stated, your shares must be sold at the fixed price until they are quoted on the OTC Bulletin Board or are listed or quoted on any other exchange. Please note that the Pink Sheets are not considered an exchange for purposes of selling at other than the fixed price. Please revise.

2.   We also note your revised disclosure that you believe the shares will begin trading in the range of $1.50 per share. This disclosure appears to be a projection of future trading price and is not appropriate disclosure to be included on the cover page. Moreover, the basis upon which you make this projection seems highly speculative given that you have no historical trading market and your disclosure in your Dilution section that the initial offering price is not based on an independent valuation of your common stock, your perceived market value, book

value, or any other established criteria of value. You may move this disclosure to an appropriate section of the prospectus provided that you accompany this projection with the disclosure required by Item 10(d) of Regulation S-B, including a discussion of the reasonable basis upon which you are making such a projection.

Financial Statements, page 37

3.   Revise to include updated financial statements in accordance with Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 38

4.   The audit report covers the period from October 29, 2003 to September 30, 2004, and the year ending September 30, 2005. However, it does not cover the cumulative financial statements from inception through September 30, 2005. Auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please revise.

Part II

Recent Sales of Unregistered Securities, page 80

5.   Please refer to prior comment 4 of our letter dated December 29, 2005. We note from your response that Transfer Management has been issued warrants to purchase 500,000 shares of common stock. From your disclosure in this section, it appears that warrants to purchase up to 1,000,000 shares were issued to Transfer Management. In this regard, we note that both the last paragraph on page 80 and the second to last paragraph on page 81 disclose the issuance of warrants to purchase 500,000 shares of common stock. Please revise clarify your disclosure.

Undertakings, page 83

6.   Please note that Rule 415 and Item 512 of Regulation S-B were recently amended. Please revise to provide the appropriate undertaking as required by Item 512(g) of Regulation S-B.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (770) 804-0509
        Robert J. Mottern, Esq.
        Buker, Jones & Haley, P.C.
        Telephone: (770) 804-0500